

05044375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC MAIL PROCESSING
RECEIVED
AUG 22 2005
WASH, D.C.
209
SECTION

SEC FILE NUMBER
8 – 66505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 15, 2004 (MM/DD/YY) AND ENDING JUNE 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

OFFICIAL USE ONLY
131793
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 TERRACE DRIVE – MIRAMAR
(No. And Street)

HALF MOON BAY,	CA	94019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TEJINDER SINGH (650) 274-4653
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
SEP 28 2005
THOMSON

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, TEJINDER SINGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC., as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Tejinder Singh
Signature

MANAGING DIRECTOR
Title

Vaishali Pershad
Notary Public


VAISHALI PERSHAD
Commission # 1463039
Notary Public - California
Alameda County
My Comm. Expires Jan 15, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005


SEC MAIL PROCESSING
RECEIVED
AUG 22 2005
WASH, D.C. 209 SECTION

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Reliance Capital Management Advisors, LLC:

We have audited the accompanying statement of financial condition of Reliance Capital Management Advisors, LLC (the "Company") as of June 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Reliance Capital Management Advisors, LLC as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
August 5, 2005

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash	$ 79,991
TOTAL ASSETS	$ 79,991

LIABILITIES AND MEMBER'S EQUITY

Member's Equity	$ 79,991
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 79,991

The accompanying notes are an integral part of this financial statement.

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2005

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Reliance Capital Management Advisors, LLC (the "Company") commenced operations as a Delaware limited liability company on April 15, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Securities Investor Protection Corporation (SIPC) and the National Association of Securities Dealers, Inc. (NASD).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal and state operations taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on his share of the Company's income or loss

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $79,991, which was $74,991 in excess of its required net capital of $5,000.

NOTE 4. SUBSEQUENT EVENTS

Subsequent to June 30, 2005, the member contributed $35,100 to the company.